Mail Stop 3561

January 14, 2009

Mr. John B. Williamson, III
President and Chief Executive Officer
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

   Re: **RGC Resources, Inc.**
     Form 10-K for Fiscal Year Ended September 30, 2007
     Filed December 21, 2007
     File No. 0-26591

Dear Mr. Williamson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William H. Thompson
        Branch Chief